~~15723~~ 15726

P.E. 1/31/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January, 2002

POWERGEN plc
53 New Broad Street
London EC2M 1SL, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT IS DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT ON FORM F-3, AS AMENDED (FILE NO. 333-13678), FILED BY POWERGEN PLC UNDER THE SECURITIES ACT OF 1933, AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED AND TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

RNS Number:3766P
Powergen PLC
2 January 2002

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
Powergen plc

2. Name of scheme:
Executive Share Option Scheme

3. Period of return: From 1 July 2001 to 31 December 2001

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of last period:
9,529,750

5. Number of shares issued/allotted under scheme during period:
344,000

6. Balance under scheme not yet issued/allotted at end of period:
9,185,750

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
10,000,000 Ordinary 50p shares
9 December 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
654,362,630

Contact for queries:

Address:
Powergen plc
City Point
1 Ropemaker Street
LONDON EC2Y 9HT

Name:
C J Salame

Telephone:
020 7826 2803

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company:
Powergen plc

2. Name of scheme:
Employee Share Scheme

3. Period of return: From 1 July 2001 to 31 December 2001

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of last period:
7,302,138

5. Number of shares issued/allotted under scheme during period:
1,726,991

6. Balance under scheme not yet issued/allotted at end of period:
5,575,147

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
10,000,000 Ordinary 50p shares
9 December 1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
654,362,630

Contact for queries:

Address:
Powergen plc
City Point
1 Ropemaker Street
LONDON EC2Y 9HT

Name:
C J Salame

Telephone:
020 7826 2803
END

BLREADFAEANAEFE

For related news, double click on one of the following codes:
[RNS] [ELG] [ISU] [EUROPE] [WEU] [GB] [RNSP] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Wednesday, 2 January 2002 13:30:58
RNS [nRNSB3766P]

RNS Number:1721Q
Powergen PLC
18 January 2002

18 January 2002

Powergen plc

Holding in Company

Pursuant to Section 198 of the UK Companies Act 1985, Powergen plc ("the Company") was notified on 17 January 2002 that, as at 15 January 2002 Lehman Brothers had an interest in 60,481,633 shares, representing approximately 9.24% of the Ordinary shares of the Company then in issue.

David Jackson, Company Secretary
END

HOLBPMLTMMJBMAT

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [RNSP] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Friday, 18 January 2002 09:37:25
RNS [nRNSR1721Q]

RNS Number:2687Q
Powergen PLC
21 January 2002

Powergen plc

21 January 2002

Powergen plc (the "Company") announces that Dr Paul Golby today joined the Board of the Company as Executive Director UK Operations.

Dr Golby previously held the position of Director of UK Operations with Powergen plc.

David Jackson, Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOABBMATMMMTBRT

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Monday, 21 January 2002 15:08:17
RNS [nRNSU2687Q]

RNS Number:3025Q
Powergen PLC
22 January 2002

Powergen plc

22 January 2002

Powergen decides not to sell Combined Heat and Power business

Powergen today announced it would not be proceeding with the sale of Powergen CHP Ltd, its Combined Heat and Power business.

Paul Golby, Powergen's Executive Director UK Operations, said: "We have had a lot of interest from prospective purchasers but none of the bids adequately reflected the true value of our CHP business."

Powergen also confirmed that it has no current plans to initiate any new CHP development projects but would be continuing with those under construction. The CHP business will be integrated into Powergen's core generation business.

Powergen CHP's operational projects, and those under construction, total around 600MWe of electrical generation capacity and 1000MWth of steam generating capacity.

As a result of the decision to retain its CHP business Powergen will be reviewing the carrying value of these assets.

David Jackson, Company Secretary

Statements made in this document that state the Company's or management's intentions or expectations are forward looking statements. By their nature, forward looking statements involve uncertainty. The Company's actual results could differ materially from those projected in the forward looking statements, and there can be no assurance that estimates of future results will be achieved. You should read the discussion of forward looking statements in the Company's Annual Report Form 20F for more information on factors that could cause actual results to differ.

For further information please contact:

Media:

Jonathan Smith 024 7642 5741

Investors:

Mark Lidiard 020 7826 2744

Diane Bowler 020 7826 2748

END

MSCGCGDBLXDGGDD

Tuesday, 22 January 2002 10:00:06
RNS [nRNSV3025Q]

RNS Number:5899Q
Powergen PLC
28 January 2002

28 January 2002

Powergen plc

Holding in Company

Powergen plc ("the Company") was notified on 25 January 2002 that, as at 22 January 2002 UBS Warburg ("UBS-W"), a business group of UBS AG, no longer had a notifiable interest in the Ordinary share capital of the Company.

David Jackson, Company Secretary

END

HOLSEEFDASESELF

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Monday, 28 January 2002 13:44:33
RNS [nRNSb5899Q]

RNS Number:6488Q
Powergen PLC
29 January 2002

29 January 2002

Powergen plc

Holding in Company

In accordance with Sections 198-202 of the UK Companies Act 1985, Powergen plc ("the Company") was notified on 29 January 2002 that, as at 28 January 2002 the current notifiable interest of Deutsche Bank AG and its subsidiary companies stood at 66,007,723 shares, representing approximately 10.08% of the Ordinary shares of the Company then in issue. Deutsche Bank AG also indicated that part of this holding may relate to hedging arrangements for customer transactions.

David Jackson, Company Secretary

END

HOLSELFFUSESEIF

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Tuesday, 29 January 2002 12:00:44
RNS [nRNSc6488Q]

15:00 29 Jan RNS-REG-Powergen PLC <PWG.L> Management Changes

RNS Number:6518Q
Powergen PLC
E.ON AG
29 January 2002

29 January 2002

E.ON AG

Powergen plc

Powergen Management Changes Post E.ON Deal Completion

E.ON AG ("E.ON") and Powergen plc ("Powergen") have agreed the management structure for Powergen once its acquisition is completed. As part of that agreement Ed Wallis, currently Chairman of Powergen will assume the role of CEO for Powergen Group. He will report directly to Ulrich Hartmann, CEO of E.ON and future Chairman of the Board of Powergen. After completion of the deal, Ed Wallis will also be Deputy Chairman of Powergen.

Nick Baldwin, currently Powergen's Chief Executive, has decided to leave the company once the deal is completed.

Michael Soehlke, Executive Vice President at E.ON, responsible for Corporate Planning and Control, will become Chief Financial Officer at Powergen once the transaction is closed. As part of his current role, Michael Soehlke has been responsible for the transition process of Powergen and E.ON.

Peter Hickson, Powergen's Finance Director has decided to leave the company once the deal is completed.

In addition to his roles within the Powergen group, Ed Wallis together with Michael Gaul, Member of the Board of Management of E.ON AG, will lead a new company responsible for the U.S. expansion of E.ON.

Nick Baldwin said: "My decision to leave has been made on an amicable basis. In the new structure the role of group CEO will not be as extensive as it currently is. However, I will be staying to help see the deal through to completion and to ensure a smooth transition. I remain convinced this deal is in the best interests of our shareholders, employees as a whole and our customers."

Ulrich Hartmann, Chairman and Chief Executive Officer of E.ON said: "This structure will provide an excellent basis for Powergen's future development as part of E.ON. I am delighted that Ed Wallis, who has been a leading figure in our industry for a long time in the UK, has agreed to become Powergen CEO and to play a key role in our US expansion. Michael Soehlke has extensive knowledge and experience of E.ON which will help ensure our companies can draw out the best from each other."

Powergen's UK business and its US subsidiary, LG&E Energy, will continue to be run by Paul Golby and Vic Staffieri who will both report to Ulrich Hartmann and will remain board members of Powergen.

The acquisition of Powergen is still subject to approval from the US Securities and Exchange Commission and from Powergen shareholders but remains on track for a spring completion.

For further information:

E.ON AG

Dr. Peter Blau

Tel: +49 211 45 79 628

Fax: +49 211 45 79 629

Josef Nelles

Tel: +49 211 45 79 544

Fax: +49 211 45 79 566

Powergen plc

Investors: Mark Lidiard

Tel: +44 20 7826 2744

Press: Gareth Wynn

Tel: +44 20 7826 2734

Statements made in this document that state the Company's or management's intentions or expectations are forward looking statements. By their nature, forward looking statements involve uncertainty. The Company's actual results could differ materially from those anticipated in the forward looking statements, and there can be no assurance that estimates of future results will be achieved. You should read the discussion of forward looking statements in the Company's Annual Report Form 20-F for more information on factors that could cause actual results to differ.

END

BOABLMTTMMBTBPT

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Tuesday, 29 January 2002 15:00:06
RNS [nRNSc6518Q]

RNS Number:6843Q
Powergen PLC
29 January 2002

29 January 2002

Powergen plc

Holding in Company

Pursuant to Section 198 of the UK Companies Act 1985, Powergen plc ("the Company") was notified on 29 January 2002 that, as at 25 January 2002 Lehman Brothers had an interest in 67,136,202 shares, representing approximately 10.26% of the Ordinary shares of the Company then in issue.

David Jackson, Company Secretary

END

HOLSEEFMUSESEIF

For related news, double click on one of the following codes:
[RNS] [ELG] [EUROPE] [WEU] [GB] [REG] [LEN]
[PWG.L\c]

For related price quotes, double click on one of the following codes:
<PWG.L>

Tuesday, 29 January 2002 16:54:05
RNS [nRNSc6843Q]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

POWERGEN plc

By: ____________________

Name: Chris Salamé

Title: Authorised Signatory

Dated: January 29, 2002